UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 23.1, 23.2, 99.1, 99.2, 99.3, 99.4, and 99.6, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

Arrangement Agreement

On December 13, 2022, Midatech Pharma PLC (the “Company”) entered into an arrangement agreement (the “Arrangement Agreement”) with Bioasis Technologies Inc., a corporation existing under the laws of British Columbia, Canada (“Bioasis”). Pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), on the closing date (the “Arrangement Closing Date”), (i) the Company will acquire all of the issued and outstanding common shares of Bioasis (the “Bioasis Shares”) in exchange for ordinary shares in the capital of the Company, having nominal value of 0.1p per share (the “Ordinary Shares”) (to be issued in the form of American Depositary Shares of the Company (the “ADSs”)) (the “Share Exchange”), and (ii) Bioasis will become a wholly-owned subsidiary of the Company (collectively with the Share Exchange and the transactions contemplated by the Arrangement Agreement (other than the transactions contemplated by the Securities Purchase Agreement (defined herein), the “Arrangement”). Each ADS represents 25 Ordinary Shares, and no fractional shares will be issued as part of the Share Exchange.

In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, the shareholders of Bioasis will be entitled to receive, in exchange for each Bioasis Share, 0.9556 Ordinary Shares (in the form of ADSs) (the “Exchange Ratio”), rounded down to the nearest whole ADS. It is intended that the Share Exchange will, subject to applicable securities laws, be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 3(a)(10) thereof, and applicable U.S. state securities laws.

The Arrangement is expected to close in the first quarter of 2023, subject to customary closing conditions.

In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding option to purchase Bioasis Shares (the “Bioasis Options”) will be exchanged for an option issued by the Company and will become an option to purchase Ordinary Shares (in the form of ADSs) on equivalent terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the Bioasis Options immediately prior to the closing of the Arrangement, and will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of ADSs) which such optionholder would have been entitled to receive if the Bioasis Options had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Shares issuable upon exercise of each Bioasis Option will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Option was exercisable immediately prior to the Arrangement Closing by the Exchange Ratio, rounded up to the nearest whole cent.

Further, in accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding and unexercised warrant to purchase Bioasis Shares (“Bioasis Warrants”) will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of ADSs) which such warrantholder would have been entitled to receive if the Bioasis Warrants had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Share issuable upon exercise of the Bioasis Warrants will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Warrant was exercisable immediately prior to the Arrangement Closing Date by the Exchange Ratio.

The Arrangement Agreement contains customary representations, warranties and covenants from the Company and Bioasis for a transaction of this type. From the date of the Arrangement Agreement until the Arrangement Closing Date, each of the Company and Bioasis have agreed, among other things, to conduct their business in the ordinary course and to comply with certain covenants regarding each of the Company and Bioasis.

The parties have also agreed that (i) upon closing, the Company shall be renamed “Biodexa Therapeutics plc,” (ii) subject to receipt of the approval of the Company’s shareholders, as soon as reasonably practicable following the Arrangement Closing Date, use commercially reasonable efforts to cause the Company’s Ordinary Shares to be de-listed on AIM, a market of the London Stock Exchange (the “AIM Delisting”), and (iii) following the AIM Delisting, the Board of Directors of the Company will consist of five directors, comprised of the Chief Executive Officer of the Company, two individuals determined by the Company, who are expected to be Stephen Parker and Simon Turton, and two individuals determined by Bioasis, who are expected to be Deborah Rathjen and Mario Saltarelli.

The obligations of the Company and Bioasis to consummate the Arrangement are subject to certain customary closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing the consummation of the Arrangement, (ii) the approval of the Buyer Shareholder Approval Matters (as defined in the Arrangement Agreement), (iii) the approval of the Bioasis securityholders of the resolution approving the Arrangement (the “Arrangement Resolution”), (iv) receipt of a final British Columbia court order with respect to the Plan of Arrangement, and (v) the Offering (as defined below) being completed for gross proceeds of at least US$10.0 million.  The obligation of each party to consummate the Arrangement is also conditioned upon (i) the accuracy of the representations and warranties of the parties, subject to specified materiality standards, (ii) performance in all material respects by each of the parties of its respective obligations under the Arrangement Agreement, and (iii) there being no Material Adverse Effect (as defined in the Arrangement Agreement) on the part of each party. In addition, the obligation of the Company to consummate the Arrangement is also conditioned upon, among other things, the TSX Venture Exchange having approved the de-listing of the Bioasis Shares, subject to completion of the Arrangement.

The Arrangement Agreement prohibits each party from soliciting or initiating discussions with third parties regarding other proposals to acquire the Company or Bioasis, as the case may be, and each party has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements under applicable law.  The Arrangement Agreement contains certain termination rights and provides that upon the termination of the Arrangement Agreement under specified circumstances, including a termination to accept a Superior Proposal (as defined in the Arrangement Agreement), the terminating party will be required to pay the non-terminating party a cash termination fee equal to US$330,000. If the Arrangement Agreement is terminated under certain circumstances, the parties may be required to reimburse the other party for costs and expenses incurred in connection with the transaction in an aggregate amount not to exceed US$225,000.

The assertions embodied in the representations, warranties and covenants in the Arrangement Agreement were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Arrangement Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

The foregoing description of the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

On December 13, 2022, the Company issued a press release announcing the execution of the Arrangement Agreement, the proposed acquisition of Bioasis, the Offering and change of name (as defined below). A copy of such press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Company Transaction Support Agreement

Concurrently with the execution of the Arrangement Agreement, certain shareholders of the Company (the “Company Shareholders”) have each entered into a Transaction Support Agreement (collectively, the “Company Transaction Support Agreements”) with Bioasis, pursuant to which such shareholders have agreed to, among other things and subject to the receipt of a Takeover Offer (as defined in the Arrangement Agreement), (i) support and vote in favor of the Buyer Shareholder Approval Matters, (ii) irrevocably appoint Bioasis or any individual designated by Bioasis as such Company Shareholder’s attorney-in-fact, with full power of substitution in favor of Bioasis, to take all such actions and execute and deliver such documents, instruments or agreements as are necessary to consummate the transaction contemplated by the Arrangement Agreement, including acting as a proxy, to attend on behalf of such Company Shareholder, at any meeting of the Company’s shareholders with respect to the Arrangement and (iii) be bound by certain other covenants and agreements related to the Arrangement.

The foregoing description of the Company Transaction Support Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Company Transaction Support Agreement, which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Bioasis Transaction Support Agreement

Concurrently with the execution of the Arrangement Agreement, certain shareholders of Bioasis (the “Bioasis Shareholders”) have each entered into a Transaction Support Agreement (collectively, the “Bioasis Transaction Support Agreements”) with the Company, pursuant to which such shareholders have agreed to (i) support and vote in favor of the Arrangement Resolutions, (ii) irrevocably appoint the Company or any individual designated by the Company as such Bioasis Shareholder’s attorney-in-fact, with full power of substitution in favor of the Company, to take all such actions and execute and deliver such documents, instruments or agreements as are necessary to consummate the transaction contemplated by the Arrangement Agreement, including acting as a proxy, to attend on behalf of such Bioasis Shareholder, at any meeting of Bioasis’ shareholders with respect to the Arrangement and (iii) be bound by certain other covenants and agreements related to the Arrangement.

The foregoing description of the Bioasis Transaction Support Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Bioasis Transaction Support Agreement, which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Tripartite Agreement

Concurrently with the execution of the Arrangement Agreement, the Company entered into a Tripartite Agreement (the “Tripartite Agreement”) with Bioasis and Lind Global Macro Fund, LP (“Lind”). As of the date hereof, Bioasis has Payment Obligations (as defined in the Tripartite Agreement) to Lind in the aggregate principal amount of CAD$3,110,000, plus accrued and unpaid interest, which are secured by certain assets of Bioasis and its subsidiaries. Pursuant to the terms of the Tripartite Agreement, as payment in full for the Payment Obligations and in return for the discharge of the security interests, upon the closing of the Arrangement and the Private Placement, the Company shall (i) pay to Lind the Cash Repayment (as defined in the Tripartite Agreement), and (ii) with respect to the remaining Payment Obligation, shall issue to Lind, at a deemed price equal to the Subscription Price (as defined below), Unregistered ADSs and Warrants equal to such amount.

The foregoing description of the Tripartite Agreement is not complete and is qualified in its entirety by reference to the full text of the Tripartite Agreement, which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Bioasis Financial Statements

The audited consolidated financial statements of Bioasis for the years ended February 28, 2022 and 2021, together with the report thereon by Manning Elliott LLP included in the audited consolidated financial statements are attached as Exhibit 99.2 hereto and incorporated herein by reference.

The unaudited consolidated financial statements of Bioasis for the three and six months ended August 31, 2022 and 2021 are attached as Exhibit 99.3 hereto and incorporated herein by reference.

Pro Forma Consolidated Financial Statements

The unaudited pro forma consolidated financial statements of the Company give effect to the Arrangement as if it had occurred (i) as at December 31, 2021 for purposes of the pro forma consolidated statement of financial position, and (ii) as at January 1, 2021 for purposes of the pro forma consolidated statements of comprehensive income is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Securities Purchase Agreement

On December 13, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Investor”) relating to the offer and sale of 393,973 ADSs at a purchase price of US$1.00 per ADS in a registered direct offering (the “Registered Offering”). Each ADS represents 25 Ordinary Shares. The Registered Offering is expected to close on or about December 15, 2022, subject to customary closing conditions.

Additionally, pursuant to the terms of the Purchase Agreement, the Company expects, in a private placement transaction (the “Private Placement”, and together with the Registered Offering, the “Offering”), to issue and sell to the Investor (i) 584,082 ADSs at a purchase price of US$1.00 (the “Subscription Price”) per ADS (the “Unregistered ADSs”), (ii) Series A warrants exercisable for an aggregate of 10,000,000 ADSs (the “Series A Warrants”), (iii) Series B warrants exercisable for an aggregate of 10,000,000 ADSs (the “Series B Warrants”) and (iv) and 9,021,945 pre-funded warrants to purchase up to 9,021,945 ADSs (the “Pre-Funded Warrants”, and, collectively with the Series A Warrants and Series B Warrants, the “Warrants”). The ADSs issuable upon exercise of the Warrants are referred to herein as the “Warrant ADSs”. The closing of the Private Placement is expected to occur on the closing date of the Arrangement (the “Second Closing Date”), subject to customary closing conditions, including the substantially contemporaneous closing of the Share Exchange and Arrangement provided therein.

The Series A Warrants and Series B Warrants will be exercisable at an exercise price of US$1.00 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Pre-Funded Warrants will be exercisable at an exercise price of US$0.001 per ADS. The Warrants become exercisable on the initial date of issuance (the “Initial Exercise Date”). The Series A Warrants will expire one year from the Initial Exercise Date and may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the Warrant ADSs. The Series B Warrants will expire six years from the Initial Exercise Date and may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the Warrant ADSs. The Pre-Funded Warrants are exercisable at any time after the Initial Exercise Date until exercised in full and may be exercised on a cashless basis. A holder of the Warrants may not exercise the Warrants if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99% (such amount to be determined at the option of the holder) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

Additionally, pursuant to the terms of the Purchase Agreement, the Company agreed to reduce the exercise price of certain outstanding warrants previously issued to the Investor on October 25, 2019 and May 20, 2020 to US$1.00.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Investor, and customary indemnification provisions for a transaction of this type.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is acting as the exclusive placement agent for the Offering. Pursuant to the terms and conditions set forth in that certain Placement Agency Agreement, dated as of December 13, 2022 (the “Placement Agent Agreement”), by and between the Company and Ladenburg, the Company has agreed to pay Ladenburg a cash fee in an amount equal to 8.0% of the aggregate gross proceeds of the Offering and to issue to Ladenburg or its designees warrants (the “Placement Agent Warrant”) to purchase Warrant ADSs equal to 4.0% of the total ADSs (or ADS equivalents) issued in the Offering (such Warrant ADSs, the “Placement Agent Warrant ADSs”). The Company also agreed to pay Ladenburg a management fee equal to 1.0% of the gross proceeds raised in the Offering and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The Placement Agent Warrant has substantially the same terms as the Series A Warrants and Series B Warrants, except that the exercise price of the Placement Agent Warrant will be US$1.25 per ADS and the term of the Placement Agent Warrant terminates on December 15, 2025, and except as required by FINRA.

The ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement to be filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-267932) (the “Registration Statement”), which became effective on October 26, 2022, and the base prospectus dated as of October 26, 2022 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Unregistered ADSs, Warrants, Placement Agent Warrants, Warrant ADSs, Placement Agent Warrant ADSs, and the Ordinary Shares underlying the Warrant ADSs and Placement Agent Warrant ADSs (collectively, the “Unregistered Securities”), are not being registered under the Securities Act, nor are such Unregistered Securities being offered pursuant to the Registration Statement or the prospectus supplement and base prospectus contained in such Registration Statement. The Unregistered Securities are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The Warrants and Placement Agent Warrants are not, and will not be, listed for trading on any national securities exchange. The Investor will be an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

In connection with the Offering, the Company entered into a Registration Rights Agreement with the Investor, dated December 13, 2022 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Company shall file a registration statement covering the resale of all of the Unregistered Securities with the Securities and Exchange Commission (the “SEC”) no later than the 30th calendar day following the date of the closing of the Private Placement, and have the registration statement declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the 60th calendar day following the closing of the Private Placement, or in the event of a “full review” by the SEC, the 90th day following the date of the closing of the Private Placement.

The foregoing description of the Purchase Agreement, Series A Warrants, Series B Warrants, Pre-Funded Warrants, Placement Agent Warrants, Placement Agent Agreement and Registration Rights Agreement are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, Form of Series A Warrant, Form of Series B Warrant, Form of Pre-Funded Warrant, Form of Placement Agent Warrant, Placement Agent Agreement and Registration Rights Agreement, which are filed as exhibits to this Report and are incorporated by reference herein.

A copy of the opinion of Brown Rudnick LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs in the Registered Offering is attached as Exhibit 5.1 hereto.

Furnished as Exhibit 99.5 hereto and incorporated herein by reference is the investor presentation that the Company has prepared for use in connection with the Arrangement and the Offering, dated November 2022.

Exhibit 99.5 is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Bridge Loan

In connection with the closing of the Registered Offering, and pursuant to the terms of the Arrangement Agreement, the Company expects to use a portion of the proceeds to loan to Bioasis approximately US$750,000 on the terms and subject to the conditions set forth in a promissory note to be issued by Bioasis for the benefit of the Company.

Risk Factors

In connection with the Arrangement, the Company has provided updated risk factors, which are attached hereto as Exhibit 99.6 and incorporated herein by reference. These risk factors should be read in conjunction with the risk factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Arrangement and the Offering and the amount of proceeds expected from the Offering. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of December 2022, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series A Warrant.

4.2	Form of Series B Warrant.

4.3	Form of Pre-Funded Warrant.

4.4	Form of Placement Agent Warrant.

5.1	Opinion of Brown Rudnick LLP.

10.1	Arrangement Agreement, dated as of December 13, 2022, by and between Midatech Pharma PLC and Bioasis Technologies Inc.*

10.2	Form of Company Transaction Support Agreement.

10.3	Form of Bioasis Transaction Support Agreement.

10.4	Tripartite Agreement, dated as of December 13, 2022, by and among Midatech Pharma PLC, Bioasis Technologies Inc. and Lind Global Macro Fund, LP.*

10.5	Form of Securities Purchase Agreement, dated as of December 13, 2022, by and between Midatech Pharma PLC and the investor identified on the signature pages thereto.*

10.6	Form of Registration Rights Agreement, dated as of December 13, 2022, by and between Midatech Pharma PLC and the investor identified on the signature pages thereto.

10.7	Placement Agency Agreement, dated as of December 13, 2022, by and between Midatech Pharma PLC and Ladenburg Thalmann & Co. Inc.

23.1	Consent of Brown Rudnick LLP (included in Exhibit 5.1).

23.2	Consent of Manning Elliott LLP relating to the financial statements of Bioasis Technologies Inc.

99.1	Press release, dated December 13, 2022 entitled “Proposed Acquisition of Bioasis Technologies Inc., Equity Raise of US$10.0 million, Change of Name to Biodexa Pharmaceuticals PLC, Company to Remain Listed on NASDAQ, Proposed Cancellation of Admission to Trading on AIM and General Meeting.”

99.2	Audited Consolidated Financial Statements of Bioasis Technologies Inc. for the years ended February 28, 2022 and 2021.

99.3	Unaudited Consolidated Financial Statements of Bioasis Technologies Inc. for the three and six months ended August 31, 2022 and 2021.

99.4	Unaudited Pro Forma Consolidated Financial Statements.

99.5	Investor Presentation.

99.6	Updated Risk Factors.

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: December 13, 2022	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer and Chief Financial Officer